

August 30, 2016

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

    Re: Nuveen Unit Investment Trust, Series 163
        File No. 333-212656

Dear Mr. Warren:

On July 22, 2016, you filed a registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 163, consisting of a unit investment trust, the Nuveen NWQ Diversified Income Portfolio, 3Q 2016 (the "Trust"). We have reviewed the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

Prospectus

Principal Investment Strategy (pp. 2-4)

1. You state that the Trust will invest in "mandatory convertible securities." Do these investments include contingent convertible bonds or "CoCos"? If so, please disclose so both here and under "An Investment in the units will be subject to risks associated with convertible securities."

2. Please disclose here, as you do under Principal Risks, that the Trust invests in high-yield or "junk" securities. Please also disclose the maximum percentage of Trust assets that may be allocated to such securities.

3. Please disclose whether the baby bonds will be issued exclusively by BDCs or by other entities, as well.

Selection of Portfolio Securities (pp. 4-5)

4. Please clarify in the filing what you mean when you state that NWQ will consider "seniority" in selecting securities.

5. Please explain the concept of "downside protection" in the filing. Specifically, what does "downside protection" mean, and how does the Trust achieve it?

6. Please disclose whether the Trust has any parameters regarding the duration and/or maturity of its debt securities.

Principal Risks (pp. 5-15)

7. Please clarify in the filing which types of securities have "make whole" call options, and confirm that they are discussed in the principal strategies section.

Fee Table (p.17)

8. You state on page 13 that "[e]stimated BDC expenses are shown in the Trust's annual operating expenses under 'Fee Table,'" but we are unable to locate them. Please advise or revise.

Distributions (p. 18)

9. Please define "excess capital" in the filing.

10. Please explain in the filing what it means to hold an "excessive amount of principal."

11. Please provide examples in the filing of the "similar transaction[s]" that could cause the Trust to pay a special distribution.

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6751.

Sincerely,

/s/ Alison White

Alison White